UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 12B-25

                             NOTIFICATION OF LATE FILING

[X] Form 10-KSB [ ] Form 11-K [ ] Form 10-qsb [] Form 10d [ ] Form N-SAR [ ] FORM N-CSR

For Period Ended:     December 31, 2005
-------------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:       N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________


PART I. REGISTRANT INFORMATION

Full name of registrant:  CITY CAPITAL CORPORATION

Address of principal executive office (Street and number):

2535 Pilot Knob Road, Suite 118

City, State and Zip Code:     Mendota Heights, Minnesota 55120

PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed. (Check appropriate box.)

[x]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b) The subject annual report, semi-annual report,
transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SARor Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Management and the Company's Auditor are still in the process of completing the Company's Form 10-KSB for the period ended December 31, 2005. Gathering data needed from third parties to complete the filing took considerably longer than the Company anticipated. Management and the auditors have been working diligently to complete the Form and anticipate that it will be filed within the time allowed by this extension.

PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Gary Borglund         (651)452-1606

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[]Yes [x ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[]Yes [x]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     CITY CAPITAL CORPORATION
         (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 30, 2006

By /s/ Gary Borglund, President and Chief Executive Officer